SEC 1745 (02-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G/A (Rule 13d-102)	Estimated average burden hours per response. . 11

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULES 13d-1(b), (c) AND (d) AND
AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

Penn-America Group, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

707247102

(CUSIP Number)

December 23, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ X ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 707247102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Penn Independent Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 4,631,250

	6.	Shared Voting Power

	7.	Sole Dispositive Power 4,631,250

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,631,250

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 31.4%

12.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Irvin Saltzman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 4,743,750

	6.	Shared Voting Power

	7.	Sole Dispositive Power 4,743,750

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,743,750

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 32.0%

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jon S. Saltzman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 4,833,262

	6.	Shared Voting Power

	7.	Sole Dispositive Power 4,833,262

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,833,262

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 32.6%

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jami Saltzman-Levy

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 4,632,635

	6.	Shared Voting Power

	7.	Sole Dispositive Power 4,632,635

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,632,635

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 31.4%

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) E. Anthony Saltzman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 4,631,250

	6.	Shared Voting Power

	7.	Sole Dispositive Power 4,631,250

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,631,250

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 31.4%

12.	Type of Reporting Person (See Instructions) IN

Note:  The information contained in this Amendment No. 1 to Schedule 13G regarding the share ownership of the reporting persons represents information regarding ownership positions held in substantially the amounts reflected herein since 1997, when Penn Independent Corporation sold 1,000,000 shares of PNG Common Stock in a public offering by the Issuer.  Penn Independent Corporation has held substantially all such shares since the Issuer’s initial public offering completed in October 1993.

Item 1.
(a)	Name of Issuer Penn-America Group, Inc.
(b)	Address of Issuer’s Principal Executive Offices 420 S. York Road Hatboro, Pennsylvania 19040

Item 2.
(a)	Name of Person Filing This Schedule 13G is being filed by Penn Independent Corporation, Irvin Saltzman, Jon S. Saltzman, Jami Saltzman-Levy and E. Anthony Saltzman.
Penn Independent Corporation owns of record 4,631,250 shares of the Common Stock of Penn-America Group, Inc. (the “PNG Common Stock”).

Irvin Saltzman owns of record 45.9% of the outstanding voting securities of Penn Independent Corporation.  The total number of shares of PNG Common Stock owned by Irvin Saltzman includes: (i) the shares of PNG Common Stock owned by Penn Independent Corporation; and (ii) 112,500 shares of PNG Common Stock issuable upon the exercise of options.

Jon S. Saltzman, collectively with Jami Saltzman-Levy and E. Anthony Saltzman, serves as a trustee of five trusts that own a total of 48.2% of the outstanding voting securities of Penn Independent Corporation.  Additionally, Jon S. Saltzman serves individually as trustee of two trusts that collectively own 1.0% of the outstanding voting securities of Penn Independent Corporation.  Jon S. Saltzman also owns 0.11% of the outstanding voting securities of Penn Independent Corporation in his own name.  The total number of shares of PNG Common Stock owned by Jon S. Saltzman includes:  (i) the shares of PNG Common Stock owned by Penn Independent Corporation; (ii) 81,262 shares of PNG Common Stock issuable upon the exercise of options; (iii) 49,500 shares of PNG Common Stock issued to him in 1993 and 1997 as restricted stock, as to which all restrictions have since lapsed and (iv) 71,250 shares of PNG Common Stock that are owned jointly with his spouse.  Such number excludes 12,225 shares of PNG Common Stock held by Jon S. Saltzman’s spouse, as to which he disclaims beneficial ownership.

Jami Saltzman-Levy, collectively with Jon S. Saltzman and E. Anthony Saltzman, serves as a trustee of five trusts that own a total of 48.2% of the outstanding voting securities of Penn Independent Corporation.  Additionally, Jami Saltzman-Levy serves individually as trustee of nine trusts that collectively own 4.6% of the outstanding voting securities of Penn Independent Corporation. Jami Saltzman-Levy also owns 0.11% of the outstanding voting securities of Penn Independent Corporation in her own name.  The total number of shares of PNG Common Stock owned by Jami Saltzman-Levy includes:  (i) the shares of

PNG Common Stock owned by Penn Independent Corporation; and (ii) 1,385 shares of PNG Common Stock that are owned jointly with her spouse.

E. Anthony Saltzman, collectively with Jon S. Saltzman and Jami Saltzman-Levy, serves as a trustee of five trusts that own a total of 48.2% of the outstanding voting securities of Penn Independent Corporation.  Additionally, E. Anthony Saltzman owns 0.11% of the outstanding voting securities of Penn Independent Corporation in his own name.  The total number of shares of PNG Common Stock owned by E. Anthony Saltzman-Levy includes only the shares of PNG Common Stock owned by Penn Independent Corporation.

	(b)	Address of Principal Business Office or, if none, Residence The address of the principal business office of each of the reporting persons is 420 S. York Road, Hatboro, Pennsylvania 19040
	(c)	Citizenship Penn Independent Corporation is organized in Pennsylvania. Each of the other reporting persons is a citizen of the United States of America.
	(d)	Title of Class of Securities Common Stock, $0.01 par value
	(e)	CUSIP Number 707247102

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a: Not Applicable
	(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	[ ]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
	(f)	[ ]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	(g)	[ ]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
	(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	[ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership

(a) - (c)  The responses of the Filers to Items 5 through 11 of the cover sheets of the Filers which relate to the beneficial ownership of the PNG Common Stock of the Issuer are incorporated herein by reference.  The percentage ownership amounts of the Filers are based upon 14,731,853 shares of PNG Common Stock outstanding as of October 30, 2003, as reported by the Issuer in its Quarterly Report on its Form 10-Q for the fiscal quarter ended September 30, 2003.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned:
(b) Percent of class:
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote
(ii) Shared power to vote or to direct the vote
(iii) Sole power to dispose or to direct the disposition of
(iv) Shared power to dispose or to direct the disposition of

Item 5.	Ownership of Five Percent or Less of a Class
Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification
Not Applicable.
☐ The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

☐ The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits

Exhibit 1 — Agreement regarding filing of joint Schedule 13G (attached).

[The remainder of this page intentionally left blank.]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Penn Independent Corporation

Date:	December 4, 2003	By:	/s/ Robert A. Lear
Name: Robert A. Lear
Title: President

Date:	December 4, 2003		/s/ Irvin Saltzman
Irvin Saltzman

Date:	December 4, 2003		/s/ Jon S. Saltzman
Jon S. Saltzman

Date:	December 4, 2003		/s/ Jami Saltzman-Levy
Jami Saltzman-Levy

Date:	December 4, 2003		/s/ E. Anthony Saltzman
E. Anthony Saltzman

Exhibit 1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned persons hereby agree to file with the Securities and Exchange Commission the Statement on Schedule 13G (the “Statement”) to which this Agreement is attached as an exhibit, and agree that such Statement, as so filed, is filed on behalf of each of them.

IN WITNESS WHEREOF, the undersigned have executed this Agreement.

Penn Independent Corporation

Date:	December 4, 2003	By:	/s/ Robert A. Lear
Name: Robert A. Lear
Title: President

Date:	December 4, 2003		/s/ Irvin Saltzman
Irvin Saltzman

Date:	December 4, 2003		/s/ Jon S. Saltzman
Jon S. Saltzman

Date:	December 4, 2003		/s/ Jami Saltzman-Levy
Jami Saltzman-Levy

Date:	December 4, 2003		/s/ E. Anthony Saltzman
E. Anthony Saltzman